SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PORTUGAL TELECOM ANNUAL GENERAL SHAREHOLDERS’ MEETING

Lisbon, Portugal, April 7, 2003 – Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; BVL: PTCO.IN) announces that all proposals presented by the Board of Directors were approved at the Annual General Shareholders’ Meeting held on April 4, 2003, as follows:

  Portugal Telecom’s management report, and the individual and consolidated financial statements for 2002.

  Application of the year 2002 net income of Euro 391,113,318 to partially offset negative retained earnings amounting to negative Euro 2,448,973,427 recorded in the balance sheet as of December 31, 2002.

  Offset of the remaining negative retained earnings amounting to Euro 2,057,860,109 through the allocation of a portion of share issuance issue premium recorded in the balance sheet as of December 31, 2002. After this allocation share issuance premium will amount to Euro 91,704,891.

  Payment of a cash dividend amounting to Euro 200,685,600, equivalent to Euro 0.16 per share (or ADS1), through the distribution of a portion of free reserves amounting to Euro 670,650,198 recorded in the balance sheet of December 31, 2002. After this distribution, free reserves will amount to Euro 469,964,598. This cash dividend will be paid on May 2, 2003.

  Ratification of the co-option of Mr. Carlos Manuel de Lucena e Vasconcellos Cruz, Mr. Jorge Humberto Correia Tomé and Mr. Jorge Maria Bleck as non-executive members of the Board of Directors for completion of the 2000/2002 term of office.

  Authorization for the acquisition and sale of own shares (up to 10% of the share capital), bonds and other securities.

Additionally, the shareholders approved proposals presented by Banco Espírito Santo, Caixa Geral de Depósitos and other shareholders, expressing a vote of confidence and support to the Board of Directors and the Statutory Audit Board, as well as to each of their members.

Finally, the shareholders also approved the proposal presented by two shareholders, Banco Português de Investimento and Caixa Geral de Depósitos, regarding the election of PT’s Governing Bodies for the three-year period 2003/2005. The composition of the Governing Bodies is as follows:

1 One ADS represents one ordinary share

Board of Shareholders’ Meeting

Chairman:	Mr. Armando Manuel de Almeida Marques Guedes
Vice-Chairman:	Mr. Miguel Antonio Monteiro Galvao Teles
Secretary:	Mr. Luis Manuel da Costa de Sousa de Macedo

Board of Directors

Chairman:	Mr. Ernâni Rodrigues Lopes
Directors:	Mr. Miguel António Igrejas Horta e Costa
Mr. Zeinal Bava
Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
Mr. Iriarte José Araújo Esteves
Mr. Paulo Jorge da Costa Gonçalves Fernandes
Mr. Joaquim Aníbal Brito Freixial de Goes
Mr. Henrique Manuel Fusco Granadeiro
Mr. Carlos Alberto de Oliveira Cruz
Mr. Jorge Humberto Correia Tomé
Mr. Fernando Maria da Costa Duarte Ulrich
Mr. Fernando Abril-Martorell Hernandez
Mr. António Pedro de Carvalho Viana Baptista
Mr. Israel Vainboim
Mr. Luís Augusto da Silva
Mr. Patrick Monteiro de Barros
Mr. Jorge Maria Bleck
Mr. Carlos Manuel de Almeida Blanco de Morais
Mr. João Manuel de Mello Franco
Mr. Gerald S. McGowan
Mr. Peter Eugene Golob
Mr. Nuno João Francisco Soares de Oliveira Silvério Marques
Mr. Thomaz de Mello Paes de Vasconcellos

Statutory Audit Board

Chairman:	Mr. Pedro Joao Reis de Matos Silva
Officer:	Mr. Goncalo Vaz Botelho
Officer:	Ascenção,Gomes, Cruz & Associados, Sociedade de Revisores Oficiais de Contas, represented by Mr. Mario João de Matos Gomes
Deputizing Officer:	Mr. José Vieira dos Reis

Compensation Committee

Chairman:	Mr. Armando Manuel de Almeida Marques Guedes
Officers:	Mr. Augusto de Athayde Soares d’Albergaria
Mr. João Manuel de Mello Franco

Executive Committee

Following the shareholders’ meeting, the Board of Directors met and chose from among its members the following Executive Committee:

Chairman:	Mr. Miguel António Igrejas Horta e Costa
Officers:	Mr. Zeinal Bava
Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
Mr. Iriarte José de Araújo Esteves
Mr. Paulo Jorge da Costa Gonçalves Fernandes

This information is also available on PT’s website www.telecom.pt.

Contact:	Vitor J. Sequeira, Investor Relations Director
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax.: +351.213556623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.